SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 2 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           154,000
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       154,000
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                   154,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 3 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           94,200
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       94,200
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     94,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 4 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           94,200
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       154,000
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       94,200
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       154,000
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                         248,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 5 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           97,800
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       97,800
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     97,800
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 6 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PAUL DEROBBIO
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           97,800
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       97,800
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     97,800
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 7 of 12 Pages
-------------------------------                      ---------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY          ------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       154,000
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       154,000
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     154,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 8 of 12 Pages
-------------------------------                      ---------------------------



         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

   Item 4 is amended to add the following paragraph:

                  CIC and Newcastle Partners delivered a letter dated December 28, 2000 to the Issuer again presenting its offer to acquire the outstanding capital stock of the Issuer for $18.00 per Share in cash. The offer is subject to the same terms and conditions set forth in the previous letter to the Issuer dated December 22, 2000 sent by CIC and Newcastle Partners. A copy of the December 28, 2000 letter is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

   Item 7 is amended to add the following exhibit:

                  3. Letter from CIC Equity Partners, Ltd. and Newcastle Partners, L.P. to Issuer dated December 28, 2000.

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 9 of 12 Pages
-------------------------------                      ---------------------------



                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2000             NEWCASTLE FOCUS FUND II, L.P.

                                     By:      NEWCASTLE CAPITAL
                                              MANAGEMENT, L.P.

                                     By:      NEWCASTLE CAPITAL GROUP,
                                              L.L.C.,
                                              its General Partner

                                     By:       /s/ Mark E. Schwarz
                                              --------------------------
                                              Name: Mark E. Schwarz
                                              Title: Managing Member

                                    NEWCASTLE PARTNERS, L.P.

                                    By:       /s/ Mark E. Schwarz
                                             --------------------------
                                             Name: Mark E. Schwarz
                                             Title: Managing Member


                                     /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ

                                    CIC EQUITY PARTNERS, LTD.

                                    By:      SLP Consultants, Inc.,
                                             its General Partner

                                    By:      /s/ Paul DeRobbio
                                             --------------------------
                                             Name: Paul DeRobbio
                                             Title: President


                                    /s/ Paul DeRobbio
                                    --------------------------------------------
                                    PAUL DEROBBIO


                                    /s/ Harold C. Simmons
                                    --------------------------------------------
                                    HAROLD C. SIMMONS

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 10 of 12 Pages
-------------------------------                      ---------------------------


                                  EXHIBIT INDEX



Exhibit                                                                   Page
-------                                                                   ----
1.   Joint Filing Agreement (previously
     filed).

2.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000 (previously
     filed).

3.   Letter from CIC Equity Partners, Ltd.                               11-12
     and Newcastle Partners, L.P. to Issuer
     dated December 28, 2000.

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 11 of 12 Pages
-------------------------------                      ---------------------------



  NEWCASTLE PARTNERS, L.P.                            CIC EQUITY PARTNERS, LTD.
4514 Cole Avenue, Suite 600                             Three Lincoln Centre
    Dallas, Texas 75205                             5430 LBJ Freeway, Suite 1700
                                                         Dallas, Texas 75240


                                                         December 28, 2000



Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

                  We were surprised to learn by press release of the rejection by Gehl Company (the "Company") of the offer made in a letter to you dated December 22, 2000 from Newcastle Partners, L.P. and CIC Equity Partners, Ltd. (collectively, the "Interested Parties") to acquire the Company, as described in such letter, for $18.00 per share in cash. Common sense aside, given that the offer represented a 67% premium to the Company's then current market price of $10.75 per share, we believe that the offer warranted, at minimum, a phone call to the Interested Parties to address any questions or concerns of the Company's Board of Directors. Instead, we were disappointed to see that you failed to return any of the phone calls made to you by the Interested Parties in connection with such offer, or in any way seek any additional information about the offer.

                  The Board's rejection of the offer, which rejection was announced in a press release only a few hours after it was delivered to you, clearly indicates to us that the offer was not given serious consideration by the Board. The offer was summarily rejected with no indication that the Board consulted with an investment banking firm or relied on a "fairness opinion" to justify the rejection. Instead of giving any consideration to the offer, it appears that the Board spent their time preparing a press release attempting to belittle the ALL CASH offer. If there are concerns with any of the standard conditions contained in the offer, we invite the Board to contact either of the undersigned to directly address such concerns in a productive manner. The Board's rejection of the offer demonstrates the Board's lack of dedication

-------------------------------                      ---------------------------
CUSIP No. 368483103                     13D          Page 12 of 12 Pages
-------------------------------                      ---------------------------

Mr. William D. Gehl
December 28, 2000
page -2-


to pursuing the best interests of the stockholders of the Company and maximizing stockholder value.

                  We believe that the offer would provide immediate liquidity to all of the Company's stockholders as well as a significant premium to the market price. To date, the equity markets have failed to fully appreciate the value of the Company's Common Stock to which we believe the Company's stockholders are entitled and the Company's Common Stock has provided limited liquidity to its stockholders. The recent rise of the market price of the Company's Common Stock since the announcement of the proposed transaction we believe is in response to the hope that the proposed transaction will be consummated. We remain convinced that the proposed offer price will not be achieved in the marketplace in the reasonably foreseeable future. Given the present circumstances, it is unacceptable for the Board to reject the offer solely on the basis that the Company intends to remain an independent company without providing any strategic plan for increasing stockholder value. We strongly believe that the Board's actions are contrary to the best interests of the stockholders of the Company. As significant stockholders, we feel that the Board has a responsibility to us, as well as to all of its stockholders, to consider fully and impartially any proposal that may significantly increase stockholder value.

                  Based upon the foregoing, the offer to acquire the Company for $18.00 per share in cash under the terms and conditions set forth in our previous letter is again presented to you and the Board. We urge you, and the Board of Directors, to act in the stockholders' best interest by giving serious consideration to the offer and invite you to contact Mark Schwarz at (214) 559-7145 or Paul DeRobbio at (972) 450-4227 to further discuss the offer.


                                               Very truly yours,


Newcastle Partners, L.P.                       CIC Equity Partners, Ltd.


By: /s/ Mark E. Schwarz                        By: /s/ Paul DeRobbio
    -----------------------------                  -----------------------------
    Mark E. Schwarz                                Paul DeRobbio
    General Partner                                Managing Director